Exhibit 99.1

The Stars Group Raises Full Year 2017 Guidance; Announces Additional $75 Million of Debt Prepayment

Toronto, Canada – September 15, 2017 – The Stars Group Inc. (Nasdaq: TSG; TSX: TSGI) today updated its previously announced guidance ranges for the full year 2017 and announced the prepayment of an additional $75 million of second lien debt. All dollar ($) amounts are in U.S. dollars.

“It’s been a great three months since joining The Stars Group and the team is energized,” said Brian Kyle, Chief Financial Officer. “As I am now fully familiar with our forecasting and given our solid trends across all business lines, which reinforce our conviction and commitment to our strategy, it is now appropriate to update our financial guidance. In addition, given our progress to date, we are also able to make another meaningful prepayment of our debt.”

Full Year Guidance

Based on year-to-date performance, The Stars Group has updated its previous full year 2017 guidance and now expects:

•	Revenues of between $1,285 and $1,315 million, as compared to the prior range of $1,200 and $1,260 million. The revised guidance implies 2017 revenue growth of between 11% and 14% compared to the prior year and includes an expectation that real-money online poker revenue will be slightly higher year-over-year as The Stars Group, among other things, continues to experience a very positive consumer response to Stars Rewards, which was rolled out globally in July;

•	Adjusted EBITDA of between $590 and $610 million, as compared to the prior range of $560 and $580 million. The revised guidance implies 2017 Adjusted EBITDA growth of between 13% and 16% compared to prior year;

•	Adjusted Net Earnings of between $445 and $469 million, as compared to the prior range of $413 and $437 million and as compared to approximately $367 million in 2016; and

•	Adjusted Net Earnings per Diluted Share of between $2.17 and $2.31, as compared to the previous range of between $2.01 and $2.15 and as compared to $1.88 in 2016.

These estimates reflect management’s view of current and future market and business conditions, including assumptions of (i) anticipated negative operating conditions in Poland primarily related to constraints on processing payments in that jurisdiction, the cessation of real-money online poker in Australia on September 11, 2017, and the cessation of real-money online gaming in Colombia on July 17, 2017, (ii) the introduction of Stars Rewards, The Stars Group’s previously disclosed cross-vertical customer loyalty program, (iii) no other material adverse regulatory events and (iv) no material foreign currency exchange rate fluctuations, particularly against the Euro which is the primary depositing currency of The Stars Group’s customers, that could impact customer purchasing power as it relates to The Stars Group’s U.S. dollar denominated product offerings. Such guidance is also now based on a Euro to U.S. dollar exchange rate of 1.18 to 1.00 and all other currencies at their average exchange rate for the month of August, in each case for the remainder of 2017, unaudited expected results and certain accounting assumptions.

Debt Prepayment

Next week, The Stars Group will prepay without penalty an additional $75 million under its second lien term loan using cash on the balance sheet and cash flow from operations. Following this prepayment, The Stars Group will have repaid $115 million of its second lien debt thus far in 2017, resulting in a total reduction in annual interest expense of approximately $9.5 million, and reducing the principal balance of the second lien term loan to $95 million.

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its Stars Interactive division, The Stars Group ultimately owns gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship, PokerStars Festival and PokerStars Megastack live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands together have more than 113 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as full year 2017 financial guidance, and certain future operational and growth plans and strategies. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” and similar references to future periods or the negatives of these words and expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which The Stars Group carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within The Stars Group’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in The Stars Group’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact The Stars Group in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s Annual Information Form for the year ended December 31, 2016, including under the heading “Risk Factors and Uncertainties”, and in The Stars Group’s management’s discussion and analysis for the three and six months ended June 30, 2017 (“Q2 2017 MD&A”), including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share. The Stars Group believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. The Stars Group uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings (loss) before interest and financing costs, income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items.

Adjusted Net Earnings means net earnings (loss) before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items. Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of common shares on a fully diluted basis, including options, other equity-based awards, warrants and convertible preferred shares. The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. See note 5 to The Stars Group’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2017. For the purposes of the full year 2017 financial guidance provided in this release, Diluted Shares equals between 203,000,000 and 205,000,000 for the high and low ends of the Adjusted Net Earnings per Diluted Share range, respectively.

The Stars Group has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its full year 2017 financial guidance provided in this release, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, because certain reconciling items necessary to accurately project such IFRS measures, particularly net earnings (loss), cannot be reasonably projected due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, and the nature of other non-recurring or one-time costs (which are excluded from non-IFRS measures but included in net earnings (loss)), as well as the typical variability arising from the audit of annual financial statements, including, without limitation, certain income tax provision accounting, and related accounting matters.

For additional information on The Stars Group’s non-IFRS measures, see the Q2 2017 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com